

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2021

Paul Davis
General Counsel
Xperi Corp. (c/o TiVo Product HoldCo LLC)
2160 Gold Street
San Jose, CA 95002

   Re: TiVo Product HoldCo LLC
     Draft Registration Statement on Form 10
     CIK No. 0001788999
     Submitted October 12, 2021

Dear Mr. Davis:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Draft Registration Statement on Form 10

Exhibit 99.1 Information Statement
Questions and Answers About the Separation and Distribution
What is [Xperi Product] and why is Xperi separating its product business and distributing [Xperi Product] common stock?, page 11

1. You indicate that Xperi will be separating its products business into Xperi Product and retaining its intellectual property ("IP") licensing business. Please clarify that a significant portion of the Xperi Product's business will be licensing technology, products and services to its customers, industry partners and OEMs, and clarify how this business differs from Xperi's IP licensing business. For example, please specify if the IP related to the products business, such as those for the Consumer Electronics and Platform Solutions will be transferred to Xperi Products or if they will primarily remain with Xperi under a royalty free arrangement under the Intellectual Property Cross-License Agreement.

What indebtedness will [Xperi Product] have following the separation?, page 17

2.   We note that Xperi Product does not intend to incur any indebtedness for its products business, except for trade payables and accrued liabilities. Please clarify the risk that Xperi Product may incur due to the indebtedness of Xperi or its subsidiaries, with or without the indemnification agreements. You should clarify that Xperi has in excess of $700 million of long-term debt.

Separation and Distribution, page 51

3.   With respect to the Separation and Distribution, please provide more details of your future business relationship with Xperi. For example, please clarify if Xperi is restricted from establishing operations in entertainment-related products and services or if Xperi Product will be restricted from operations in IP licensing activities beyond its current scope of operations.

Internal Reorganization, page 52

4.   Please provide more details of your internal reorganization and explain how you will become a public Delaware corporation after the spin-off transaction. We note, for example, that you are currently a limited liability company (Tivo Product Holdco LLC), but you provide financial statements for the Products business of Xperi as Tivo Product Holdco, Inc. Consider providing a current organizational chart and one after the internal reorganization transactions for clarity.

Unaudited Pro Form Combined Information, page 61

5.   Please ensure that your next amendment includes the pro forma financial information required by Article 11 of Regulation S-X for both the Merger and Separation & Distribution Transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

6.   Please tell us whether you use any key performance indicators or other metrics to manage operations or make strategic decisions and if not, explain why. Alternatively, please revise to include a quantified discussion of any metrics you use and provide the disclosures required by Release No. 33-10751.

Results of Operations, page 68

7.   Please revise your discussion of changes in revenue to identify the underlying reasons for the decrease in per unit royalty revenue. Refer to Item 303 of Regulation S-K.

8. Please revise your discussion of changes in research and development and selling, general and administrative costs to quantify the various individual factors identified, including any offsetting factors, that contributed to a material change. Refer to Section III.D of SEC Release No. 33-6835.

9. We note that throughout your results of operations discussion you refer to the impact of the TiVo Product business since the Mergers and you also state that you believe expenses will increase in 2021 when compared to 2020 due to inclusion of the TiVo Product business for a full year. Please tell how you considered whether your results of operations discussion should be supplemented by a discussion based upon your pro forma financial information, which gives effect to the acquisition of TiVo Products included in this filing. Please note that any supplemental discussions based on Article 11 of Regulation S-X pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.

Critical Accounting Policies
Valuation of goodwill and intangible assets, page 83

10. Please revise to disclose whether you believe the fair value of your reporting unit is substantially in excess of the carrying value. If not, please revise to disclose the following:
    • The percentage by which the fair value of your reporting unit exceeded the carrying value; and,
    • A more detailed discussion of the degree of uncertainty associated with the key assumptions disclosed on page F-13 of Exhibit 99.2, providing specific information to the extent possible.

Business, page 86

11. Please provide more information as to the size and scope of each of your four major product categories: Consumer Electronics, Pay-TV, Connected Car and Platform Solutions. It is not clear whether any of these product categories generate a material amount of revenue. For example, you refer to legacy DVR subscriptions in your Pay-TV section, but it is unclear how dependent you are upon these legacy sources of revenue versus the newer streaming devices, audio licensing, and Connected Car revenue.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mike Ringler, Esq.